The Coventry Group
3435 Stelzer Road
Columbus, Ohio 43219
Robert Silva
Direct Dial: (614) 428-3033
May 5, 2008
Via EDGAR
Christina DiAngelo
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U.S. Securities and Exchange Commission Comments Regarding Certain Funds within The Coventry Group Filings

Dear Ms. DiAngelo,
On behalf of the Coventry Group (the “Trust”), we wish to respond by this letter to the comments of the U.S. Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding the Form N-CSR for the year ended March 31, 2007, You conveyed the Staff’s comments to Robert Silva, Treasurer of the Trust, in a telephone conversation on April 3, 2008. Each comment from the Staff and corresponding response of the Trust is set forth below.
Comment 1:  In reviewing the “Manager’s Discussion of Fund Performance” section of the First Source Monogram Funds’ annual report dated March 31, 2007, we noted that the representation of Net Assets was based on a percentage of portfolio investments.
Response 1:  The Trust has corrected the presentation with the March 31, 2008 annual report.
Comment 2:  In reviewing the repurchase agreements list on the Schedule of Portfolio Investments contained in the First Source Monogram Funds’ annual report dated March 31, 2007, we noted the collateral information did not include the value of collateral.
Response 2:  Management believes that the collateralization information is correctly presented The Trust further describes the accounting policies with respect to repurchase agreements and related collateral in Note 2 to the financial statements that accompanies the Schedules of Portfolio Investments. In addition, management notes that the Trust disclosures are consistent with the illustrative financial statements in Chapter 7 of the AICPA Audit and Accounting Guide for Investment Companies.

U.S. Securities and Exchange Commission
May 5, 2008

Comment 3:  In reviewing financial highlights for the First Source Monogram Long/Short Fund contained in the annual report dated March 31, 2007, we noted that footnote (d) states that the dividend expense on securities sold short was 0.20%. Please confirm.
Response 3:  The correct number is 0.28% and was included in prior drafts correctly. At some point during the production process the number was inadvertently changed to the incorrect number of 0.20%. The correct number will be revised with the next regulatory filing.
Comment 4:  In reviewing the components of accumulated earnings/deficit in the First Source Monogram Income Equity Fund’s annual report dated March 31, 2007, we noted a variance in accumulated earnings.
Response 4:  The Fund underwent a merger during the fiscal year and, therefore, the traditional rollforward methodology will not work . The earnings presented reconciles to the tax provision provided by Citi’s Tax Department and was audited by Ernst & Young.
Comment 5:  In reviewing the Signal Funds’ March 31, 2007 Form N-CSR, we noted that there was no Manager’s Discussion of Fund Performance in the EDGAR filing.
Response 5:  Pursuant to a plan of reorganization, the shareholders of the Signal Funds approved a merger into the Goldman Sachs Trust. The reorganization occurred on April 30, 2007. Consequently, the Signal Funds were no longer a part of The Coventry Group and the investment adviser did not prepare, nor provide a Manager’s Discussion of Fund Performance for the annual report.
Comment 6:  In reviewing The Coventry Group’s March 31, 2007 Form N-CSR, we noted that item 4(e) through 4(h) were omitted.
Response 6:  As noted above, the Trust failed to disclose 4e through 4h relating to Prinicipal Accounting Fees and will file an amended Form N-CSR.
Comment 6:  In reviewing The Coventry Group’s March 31, 2007 Form N-SAR, we noted the Audit Report (exhibit 99) does not include an audit signature.
Response 6:  As noted above, the Trust failed to include a ‘signed’ audit report and will file an amended Form N-SAR.
We have been authorized by the Trust to acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to the

U.S. Securities and Exchange Commission
May 5, 2008

disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
If you have any questions regarding the responses set forth above, please contact me at (614) 428-3033.
Sincerely,
The Coventry Group
/s/ Robert W. Silva
Robert W. Silva
Treasurer